

August 7, 2015

Henry Sargent
Chief Executive Officer
BMP Holdings Inc.
381 West Mountain Rd.
Ridgefield, CT 06877

Re: BMP Holdings Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 5, 2015
File No. 333-204070

Dear Mr. Sargent:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

1.   Please provide a statement of members' equity (deficit) as required by Rule 8-02 of Regulation S-X.

You may contact Theresa Messinese (202) 551-3307, or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor